SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.         )*

Voltaire Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01

(Title of Class of Securities)

M97613109 (CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M97613109	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS BCF II Belgium Holding SPRL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 4,270,522
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 4,270,522

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,270,522
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.5%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) OO

[1]

Based on 20,874,307 shares of Voltaire Ltd. ordinary shares issued and outstanding as of May 30, 2008 as reported in Voltaire Ltd.’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 3, 2008.

CUSIP No. M97613109	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS BCF II Lux I S.à.r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 4,270,522
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 4,270,522

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,270,522
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.5%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) OO

[1]

Based on 20,874,307 shares of Voltaire Ltd. ordinary shares issued and outstanding as of May 30, 2008 as reported in Voltaire Ltd.’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 3, 2008.

CUSIP No. M97613109	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Capital Partners (Anguilla) II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 4,270,522
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 4,270,522

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,270,522
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.5%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) OO

[1]

Based on 20,874,307 shares of Voltaire Ltd. ordinary shares issued and outstanding as of May 30, 2008 as reported in Voltaire Ltd.’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 3, 2008.

CUSIP No. M97613109	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Communications Fund II (Cayman), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 4,270,522
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 4,270,522

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,270,522
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.5%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) PN

[1]

Based on 20,874,307 shares of Voltaire Ltd. ordinary shares issued and outstanding as of May 30, 2008 as reported in Voltaire Ltd.’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 3, 2008.

CUSIP No. M97613109	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS John Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 4,270,522
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 4,270,522

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,270,522
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.5%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]

Based on 20,874,307 shares of Voltaire Ltd. ordinary shares issued and outstanding as of May 30, 2008 as reported in Voltaire Ltd.’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 3, 2008.

CUSIP No. M97613109	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS Henry Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 4,270,522
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 4,270,522

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,270,522
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.5%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]

Based on 20,874,307 shares of Voltaire Ltd. ordinary shares issued and outstanding as of May 30, 2008 as reported in Voltaire Ltd.’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 3, 2008.

CUSIP No. M97613109	Page 8 of 12 Pages

ITEM 1.	(a)	Name of Issuer:

Voltaire Ltd.

	(b)	Address of Issuer’s Principal Executive Offices:

9 Hamen Ofim St., Building A, Herzeliya 46725, Israel

ITEM 2.	(a)	Name of Person Filing:*

BCF II Belgium Holding SPRL BCF II Lux I S.à.r.l. Baker Capital Partners (Anguilla) II, LLC Baker Communications Fund II (Cayman), L.P. John Baker Henry Baker

	(b)	Address of Principal Business Office or, if none, Residence:

BCF II Belgium Holding SPRL:

c/o Hilde Walraevens

Senior Client Accountant

Account Manager- Accounting

Citco Belgium NV

Avenue Louise 331-333

1050 Brussels

BCF II Lux I S.à.r.l.:

c/o Bart Zech

Vistra (Luxembourg) S.à.r.l.

12-14, rue Léon Thyes, L-2636 Luxembourg

*

The 4,270,522 Ordinary Shares reported herein are owned by BCF II Belgium Holding SPRL (“BCF”), a company controlled by BCF II Lux I S.à.r.l. (“BCF Lux”). BCF Lux is owned by Baker Communications Fund II (Cayman), L.P., which holds 99.92% of the equity and voting power of BCF Lux, and Baker Communications Fund II, L.P., which holds 0.08% of the equity and voting power of BCF Lux. Baker Capital Partners (Anguilla) II, LLC, in its capacity as the general partner of Baker Communications Fund II (Cayman), L.P., and Baker Capital Partners II, LLC, a Delaware limited liability company, in its capacity as the general partner of Baker Communications Fund II, L.P., has management rights over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P., respectively. As members of the Board of Managers of each of Baker Capital Partners (Anguilla) II, LLC and Baker Capital Partners II, LLC, each of John Baker and Henry Baker is vested with shared voting and investment power over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P. Mr. John Baker and Mr. Henry Baker each disclaim any such beneficial ownership except to the extent of his pecuniary interest therein.

CUSIP No. M97613109	Page 9 of 12 Pages

Baker Capital Partners (Anguilla) II, LLC:

c/o Finsco Limited

P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies

Baker Communications Fund II (Cayman), L.P.:

c/o Baker Capital Corp.

540 Madison Ave.

New York, NY 10022

John Baker:

c/o Baker Capital Corp.

540 Madison Ave.

New York, NY 10022

Henry Baker:

c/o Baker Capital Corp.

540 Madison Ave.

New York, NY 10022

	(c)	Citizenship:

BCF II Belgium Holding SPRL: Belgium

BCF II Lux I S.à.r.l.: Luxembourg

Baker Capital Partners (Anguilla) II, LLC: Anguilla, British West Indies

Baker Communications Fund II (Cayman), L.P.: Cayman Islands

John Baker: USA

Henry Baker: USA

	(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01

	(e)	CUSIP Number:

M97613109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. M97613109	Page 10 of 12 Pages

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,270,522

(b) Percent of Class: 20.5%[1]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 4,270,522

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 4,270,522

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

[1]

Based on 20,874,307 shares of Voltaire Ltd. ordinary shares issued and outstanding as of May 30, 2008 as reported in Voltaire Ltd.’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 3, 2008.

CUSIP No. M97613109	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2009

BCF II Belgium Holding SPRL

/s/ John C. Baker
(Signature)

John C. Baker as Attorney-in-fact
Name and Title

BCF II Lux I S.à.r.l.

/s/ John C. Baker
(Signature)

John C. Baker as Attorney-in-fact
Name and Title

Baker Capital Partners (Anguilla) II, LLC

/s/ John C. Baker
(Signature)

John C. Baker as Attorney-in-fact
Name and Title

Baker Communications Fund II (Cayman), L.P.

/s/ John C. Baker
(Signature)

John C. Baker as Attorney-in-fact
Name and Title

CUSIP No. M97613109	Page 12 of 12 Pages

John Baker

/s/ John C. Baker
(Signature)

Henry Baker

/s/ Henry Baker
(Signature)